Exhibit 99.1

OLYMPUS PACIFIC MINERALS INC.
Management Discussion and Analysis

Index

Index.......................................................................................................................................................	1
Management’s Discussion and Analysis (“MD&A”)....................................................................	2
Highlights ........................................................................................................................................	3
Company Background ...................................................................................................................	4
Company Strategy ..........................................................................................................................	6
The Business Environment............................................................................................................	7
Results of our exploration, development, and production activities........................................	8
BONG MIEU GOLD MINING COMPANY Limited (“BM”) .......................................................	8
Background .................................................................................................................................	8
Structure........................................................................................................................................	8
Reserves and Resources.............................................................................................................	8
Resources .....................................................................................................................................	9
Notes: ..........................................................................................................................................	10
Field and Surface Exploration .....................................................................................................	11
Production and Operation Results ............................................................................................	12
Financial Performance .................................................................................................................	14
Licensing .....................................................................................................................................	15
Schedule of Certificates ...............................................................................................................	15
2009 Outlook...............................................................................................................................	16
PHUOC SON GOLD MINING COMPANY LIMITED. (“PSGC”) ..................................................	17
Phuoc Son Background................................................................................................................	17
Phuoc Son Structure ....................................................................................................................	17
Update on Resources and Reserves and Exploration Progress in 2008 ................................	18
Notes: ..........................................................................................................................................	18
Licensing .....................................................................................................................................	20
Phuoc Son Outlook for 2009 ........................................................................................................	21
OTHER PROPERTIES .....................................................................................................................	22
KADABRA MINING CORPORATION...............................................................................................	22
Capcapo Property Summary........................................................................................................	22
Capcapo Progress and Outlook for 2009.....................................................................................	22
Others:.........................................................................................................................................	22
Operational Activities ........................................................................................................................	23
Summary of Quarterly Results..........................................................................................................	24
Fourth Quarter Highlights .................................................................................................................	24
Liquidity Section – Investing and Financing Activities ...................................................................	25
Investing activities ........................................................................................................................	25
Financing activities .......................................................................................................................	25
Off-Balance Sheet Arrangements.....................................................................................................	26
Use of Financial Instruments ............................................................................................................	26
Contractual Obligations and Commitments ......................................................................................	26
Common shares ...............................................................................................................................	26
Regulatory Update...........................................................................................................................	27
Disclosure Controls and Procedures and Internal Controls over Financial Reporting .........	27
Regulatory Reporting in the United States...................................................................................	27
Board and Management Changes ...............................................................................................	27
Critical Accounting Policies and Estimates.......................................................................................	28
Changes in Accounting Standards ...................................................................................................	29
Future Accounting Changes .............................................................................................................	30
International Financial Reporting Standards.....................................................................................	31
Transactions with Related Parties ....................................................................................................	31
Other non-recurring transactions ......................................................................................................	32
Risk Factors and Uncertainties.........................................................................................................	32
Forward Looking Information ............................................................................................................	37

Olympus Pacific Minerals Inc.

Management’s Discussion and Analysis (“MD&A”)

As at March 30, 2009

The following Management Discussion and Analysis, which has been prepared as of March 30, 2009, of the financial results of Olympus Pacific Minerals Inc. (the “Company” or “Olympus”) operations for the year ended December 31, 2008 should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2008, prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  This discussion covers the year ended December 31, 2008 and the subsequent period to March 30, 2009.  Any references to the financial statement notes within this MD&A are incorporated by reference. Other pertinent information on the Company is available on SEDAR at www.sedar.com and at www.edgar.com as well as on the Company’s web site at www.olympuspacific.com  Olympus is listed on the Toronto Stock Exchange under the symbol OYM, on the over the counter bulletin board in the United States under the symbol OLYMF and on the Frankfurt Stock Exchange under the symbol OP6. For the purpose of preparing our MD&A, the Company considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances.  All dollar amounts are stated in Canadian dollars unless otherwise indicated.

Olympus Pacific Minerals Inc.

Highlights

•	The Company has expanded from one mine to three and, due to higher gold content from the new mines, now has the potential to sell considerably more gold.

•
The Bong Mieu plant is in the process of being modified to improve its efficiency and to realise the much enhanced gold revenue potential from the additional ore sources.  As a result of increasing throughput, grades, and recoveries, the plant produced 11,191 ounces of gold in 2008.  The plant sold 10,910 ounces of gold at an average realized price of US$875 per ounce.

•	The Company received the independent review of the Phuoc Son feasibility study which confirmed the Companies view that a profitable mine can be developed at Phuoc Son.

•
The Company received indicative offers to finance the development set out in the Phuoc Son feasibility study and decided to start with a toll treatment process of Phuoc Son ore to understand the processing challenges, while at the same time generating a positive cash flow for the Company.

•	The Company expects to become cash positive in 2009 Q2 through increased production, lower cash costs per ounce produced and tighter controls over corporate overhead costs.

•
Our Form 20 registration process in the United States was completed in January 2008.  Being registered in the United States provides wider access to global equity and debt markets.  The completion of the Form 20 registration allowed us to apply to the Financial Industry Regulatory Authority (“FINRA”) and obtain approval, effective March 5, 2008, for our common shares to be listed and posted for trading on the over the counter bulletin board in the United States.  This will allow U.S. citizens to trade the Company’s common shares more efficiently.

•
During 2008, management continued to improve internal controls and also continued to independently review its internal controls and meet internal control requirements as prescribed by Sarbanes-Oxley and Multilateral Instrument 52-109.

•
The Company has invested significantly in man-power management and has commenced a program of skills transfer from ex-patriot staff to local staff while retaining and further developing highly skilled staff in key roles.

Olympus Pacific Minerals Inc.

Company Background

Olympus Pacific Minerals Inc. is an international company involved in mineral exploration, development and mining of properties in Southeast Asia with a focus in Vietnam.  The Company, a first mover in Vietnam, is building its base with the aim of being a leading gold producer and explorer in Southeast Asia and has commissioned the first two foreign owned gold mines to be operated in Vietnam since the 1940s.  The management team is strongly committed to Olympus’ vision of making major discoveries in the region and increasing shareholder value.  The Company focuses its activities on two multi-project properties located in Central Vietnam - the Bong Mieu Gold property and the Phuoc Son Gold property.

Olympus Pacific Minerals Inc.

The material business operations of the Company are presently carried out in large part through wholly or jointly owned private subsidiary companies as set out in the chart below:

Bong Mieu (80 percent interest)

Bong Mieu hosts our producing gold mine, the Bong Mieu Central Gold Mine (VN220) that contains proven and probable reserves and has been in commercial production since the fourth quarter of 2006.  Bong Mieu also hosts the Bong Mieu Underground Deposit (VN230) which is under development, Bong Mieu East (VN240), as well as a number of other surface showings.

Phuoc Son (85 percent interest)

Phuoc Son is actively being explored for new primary gold occurrences in addition to thirty existing occurrences.  The property includes the high-grade deposit Dak Sa (VN320) which is under development.

Capcapo

The property, located in the Philippines, has remained virtually unexplored and has exploration potential. Olympus has an option to earn up to a 60 percent interest in this mining tenement upon completing a specified level of expenditures on the property.

Olympus Pacific Minerals Inc.

Company Strategy

The Company’s 2009 goals, in line with its strategy, are focused on the following:

•	Increasing gold reserves and resources and increase ounces of gold sold;

•	Achieve positive cash flows from operating subsidiaries through cost control and by only spending on capital expenditures for which the Company has cash available;

•	Maximize ounces sold and minimize cost effectively from mining to refining;

•	Increase optimization of human resources by having the right people in the right places at the right time; and

•	Continue to enhance and independently review internal controls.

Specific goals and the 2009 outlook for each of the subsidiaries are discussed in the operations sections in this MD&A.

Olympus Pacific Minerals Inc.

The Business Environment

Six critical business factors impact the Company performance:

1. Mineral Reserves and Resources

The mineral reserves and resources are the foundation of the Company business. They have a direct impact on feasibility and scoping studies and the value of our Company. The mineral reserves and resources also dictate how much ore the Company can produce, and for how many years it can be produced. The grade of ore mined can vary from year to year. This has a significant impact on the volume of metal sold, and on the financial results.

2. Gold Price

The price received for the gold produced and sold has a direct impact on Company profitability. The price of gold also has a direct bearing on feasibility studies that the Company has or may complete in the future, increasing or decreasing the potential rate of return on a project.  The price of gold may also have a bearing on the Company’s ability to access capital to explore or develop.

3. Licensing

In order to explore, develop or conduct mining operations in Vietnam, the Company must establish or create an entity authorized to conduct Business in Vietnam via an Investment License.  Then, the Company requires a prospecting license, an exploration license, a mining license, and an export license depending on the level of work being conducted on the property.  Without all the appropriate licenses, the Company activities could not occur.  For more information on licenses, please refer to pages 17 and 22.

4. Cost Changes

A changing cost environment has a direct impact on financial results of the Company.  It also impacts the results of feasibility studies making a project more or less attractive to develop in the future.  Capital costs for most projects worldwide have increased substantially due to the higher costs of mining related equipment and consumables the price of which is mostly determined by global demand and supply.

5. Exchange Rates

Company revenue is exclusively in US dollars, but because it operates in South East Asia, the costs are in several different currencies. The Company is most affected by changes in the exchange rates between the Canadian dollar, US dollar, Australian dollar, and the Vietnamese Dong.  As the Company’s cash is held mostly in US dollars, future changes in the relationship between the US dollar and other currencies can have a direct impact on funds available for future spending.

6. Human Resources

People are critical to the Company success. In 2008 the Company has made it a priority to focus on Human Resource Management. The bulk of the focus was on teamwork, employment relations, organization design and development, transferring of skills from ex-patriot employees to appropriately trained local employees, talent acquisition and retention and training and development of the key people to maximize their contribution to the achievement of the Company’s goals.

Olympus Pacific Minerals Inc.

Results of our exploration, development, and production activities

BONG MIEU GOLD MINING COMPANY Limited1 (“BM”)

Background

The Bong Mieu Gold Mining property, located in Tam Lanh Commune of the Tam Ky District in the southeast corner of Quang Nam province in Central Vietnam, hosts our producing gold mine, the Bong Mieu Central Gold Mine (VN220).  The mine contains proven and probable reserves and has been in commercial production since 2006.  Bong Mieu also hosts the Bong Mieu Underground Deposit (VN230), which is being explored, developed, and partially mined and is located one kilometer from the operating Bong Mieu Central Gold Mine (VN220).  Exploration work to date has resulted in a significant new discovery in the east area of the property, Bong Mieu East (VN240), as well as a number of new surface showings.  There is potential for additional discoveries and resource expansion based on work completed to date.

Structure

Olympus Pacific Minerals Inc., through its holding companies, holds an 80 percent ownership interest in Bong Mieu Gold Mining Company Limited (“BM”), a joint venture enterprise incorporated in Vietnam, which has surface rights on the Bong Mieu Gold Property. The other 20 percent of Bong Mieu Gold Mining Company Limited is owned by two Vietnamese organizations, MIDECO (10 percent) and MINCO (10 percent).

The Vietnamese partners have not, at this stage, paid their share of the funding requirements.  Joint venture profits are to be shared in proportion to ownership once funding requirements are met. The Company pays a 2 percent sales royalty based on 80 percent of the revenues of Bong Mieu Central to Zedex Minerals Limited. The Company also pays a royalty equal to 3 percent of the sales price to the  Vietnam Government.

Olympus manages the exploration and operation programs on the property on behalf of the joint venture.

Reserves and Resources

Earlier changes to the reserves and resources estimates that were published in the MD&A for  previous quarters  can be found in the Company’s filings at www.sedar.com.

During the fourth quarter of 2008 work was undertaken to re-evaluate the Reserves and Resources in the Bong Mieu East sector (Ho Ray and Thac Trang) following drilling programs completed earlier in the year.

A review of Reserve and Resource estimates for the Nui Kem underground deposit was commenced in the fourth quarter 2008.

1 The Directors of Bong Mieu Gold Mining Company Limited are Messrs. David Seton, John Seton, Colin Patterson, Charles Barclay, Duong Ho Phuong, and Nguyen Xuan Tuong.

Summary of Bong Mieu Gold Property Mineral Reserve and Resource Estimates

	December 31, 2008			December 31, 2007
Reserve Category	Tonnes	Gold Grade (g/t)	Contained Gold (oz)	Tonnes	Gold Grade (g/t)	Contained Gold (oz)
Proven				104,890	2.96	9,987
Probable(1)	289,000	2.90	26,900	322,070	2.43	25,136
Total P&P	289,000	2.90	26,900	426,960	2.56	35,123

Resources
The Measured & Indicated Resource Estimates Includes Proven and Probable Reserves

	December 31, 2008				December 31, 2007
Resource	Tonnes	Gold		Contained	Tonnes	Gold		Contained
Category		Grade		Gold (oz)		Grade		Gold (oz)
		(g/t	)			(g/t	)
Measured (2)	1,071,900	2.13		73,400	822,700	2.41		63,750
Indicated (2)	2,511,600	1.75		141,310	2,069,300	2.03		134,800

Historical M&I	216,700	6.51	45,350	216,700	6.51	45,300
(underground)
(3)

Inferred (2), (6)	4,739,800	1.40	213,340	1,950,000	1.46	91,600

Historical
Inferred	1,220,000	8.1	317,700	1,220,000	8.1	317,300
(underground)
(3)

Tungsten &
Fluorine as Gold
Equivalent (4)

Measured
Indicated			32,340			38,950
Total M&I			52,380			62,900
			84,720			101,850
Inferred
			85,390			90,400

Olympus Pacific Minerals Inc.

Notes:

1.
The Ho Gan remaining reserve was estimated by deducting the official mined out tonnage – the year-end depletion (which was estimated by reconciling the mining tonnage (truck count) with the official mill tonnage (weightometer) and has not been re-calculated at the yearend. The remaining mineral reserve is placed in the Probable category. Employed a lower 0.8 g/t grade cutoff and 10 g/t grade upper cutoff and 10% dilution (0.3 g/t Au). Proven and probable reserve estimates were prepared by Olympus in September 2005 and validated by Terra Mining Consultants and Stevens & Associates (“TMC/SA”) in August 2007 and were prepared in accordance with National Instrument NI43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions standards. In preparing these estimates reliance was placed on mineral resource estimates prepared by Watts, Griffis and McOuat (‘WGM”) in accordance with National Instrument 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions standards. A copy of the Technical Report titled “A Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam dated September 17, 2004” by WGM can be found in the Company’s filings at www.sedar.com . A copy of the report titled “Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam”, dated August 31, 2007 by TMC/SA can be found in the Company’s filings at www.sedar.com .  An update of the estimated resources was completed by Olympus staff in March 2009 and independently validated by TMC/SA.

2.
Ho Ray and Thac Trang Deposit mineral resources: Employed a lower 0.5 g/t grade cutoff and 10 g/t grade upper cutoff. Updated by Olympus (March 2007) and validated by Terra Mining Consultants and Stevens & Associates (“TMC/SA”) in August 2007 from the prior mineral resource estimates prepared by Watts, Griffis and McOuat (‘WGM”) in accordance with National Instrument 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions standards. A copy of the Technical Report titled “A Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam”, dated September 17, 2004 by WGM can be found in the Company’s filings at www.sedar.com .  A copy of the report titled “Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam”, dated August 31, 2007 by TMC/SA can be found in the Company’s filings at www.sedar.com .  A recalculation of the Ho Ray-Thac Trang Resource following drilling during 2008, was completed by Olympus staff and validated by TMC/SA.

3.
Nui Kem Underground Historical Resources. Employed a lower 3.0 g/t grade cutoff and 30 g/t grade upper cutoff. The Technical Report to accompany these historical resource estimates was the pre-feasibility study compiled in 1996 by Continental Resource Management Pty Ltd., acting as independent resource consultants. These estimates have been reviewed by Watts, Griffis and McOuat (“WGM”) in 1997 and were found to have been carried out in a manner consistent with standard practice in the industry at the time. These historical estimates are relevant as they are the most recent estimate completed for the project.  In its Technical Report dated September 17, 2004, WGM considered the estimates to be relevant and of historic significance.

4.	Using values of US$210/MTU (2007 $250) for Tungsten and US$880/oz (2007 $700) for gold, the value of the Tungsten in the Bong Mieu East Resource is equal to 170,110 ounces.

5.
The mineral reserve and mineral resource estimates contained in this table have been prepared in accordance with the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI43-101”). The NI43-101 standards are similar to those used by the United States Securities and Exchange Commission’s (“SEC”) Industry Guide No. 7. However, the definitions in NI43-101 differ in certain respects from those under Industry Guide No. 7. Accordingly, mineral reserve and mineral resource information contained herein may not be comparable to similar information disclosed by U.S. companies. Under the requirements of the SEC, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. None of the Company’s mineral reserves related to the Bong Mieu gold mining property as determined under NI 43-101 to date would qualify as mineral reserves under Industry Guide No. 7.  There are also uses of the terms “indicated resources” and “inferred resources”. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

6.	Inferred resources are in addition to measured and indicated.

Olympus Pacific Minerals Inc.

The following table provides key information for the Bong Mieu property:

	2008	2007
Net deferred exploration and development	$10,980,418	$6,194,341
Property, plant, and equipment	$9,379,281	$8,103,000
Spending on exploration and development activities	$4,183,755	$1,870,000
Expenditure on property, plant, and equipment	$4,139,001	$831,235

Field and Surface Exploration

During 2008 Olympus completed 35 drill holes totaling approximately 5,062 meters on the property. The bulk of the drilling was focused on the Ho Ray, Nui Kem West and Dak Sa deposits.

Significant Intersections – Suoi Tre (VN210)
Hole ID	From (m)	To (m)	Drilled width (m)	Au (g/t)
STDD01	30.55	31.00	0.45	2.32
STDD02	21.50	22.40	0.90	2.75

Significant Intersections – AD2 (VN210)
Hole ID	From (m)	To (m)	Drilled width (m)	Au (g/t)
AD2DD01	208.95	209.20	0.25	6.32

Significant Intersections - Ho Ray /Thac Trang deposit (VN240)
Hole ID	From (m)	To (m)	Drilled width (m)	Au (g/t)
HRDD221	48.15	48.92	0.77	4.30
And	59.00	59.44	0.40	3.32
HRDD222	30.18	30.65	0.47	2.88
And	76.00	77.35	1.35	2.68
HRDD223	30.60	38.65	8.05	1.60
HRDD224	2.00	5.00	3.00	4.97
And	36.27	41.70	5.43	2.50
And	44.25	52.00	7.75	3.20
HRDD225	110.00	111.40	1.40	1.30
HRDD226	114.70	115.80	1.10	1.69
HRDD228	92.90	95.00	2.10	7.16
HRDD229	121.30	122.30	1.00	1.19
And	123.90	124.80	0.90	1.56
HRDD230	120.2	120.90	0.70	2.44
And	127.40	128.20	0.80	1.79
And	132.50	137.00	4.50	1.98
HRDD232	132.60	133.60	1.00	1.14
And	228.00	229.00	1.00	2.50
HRDD233	19.20	20.00	0.80	2.05
And	29.75	30.45	0.70	1.61
HRDD234	21.90	23.00	1.10	1.78
And	118.00	119.30	1.30	2.45
HRDD236	31.55	32.75	1.20	2.49
And	66.25	71.20	4.95	2.22
HRDD238	35.35	39.50	4.25	3.12

Olympus Pacific Minerals Inc.

And	57.15	58.20	1.05	2.75
And	91.00	92.40	1.40	4.16
And	116.00	116.80	0.80	3.02
And	132.70	133.30	0.60	3.76
And	136.00	137.00	1.00	2.49
HRDD239	95.50	97.65	2.15	1.62

Follow-up mapping at Suoi Tre, following a deep soil sampling program undertaken in 2007, confirmed the presence of a steep SE-dipping mineralized structure.

The program of consolidating the ground-based and remote sensing data was completed by Encom in the second quarter of 2008 and follow up field work was commenced in the third and fourth quarter of 2008.

In the first quarter 2008 the first ore targets were intersected at the Bong Mieu Underground Deposit (VN230).  The holing of the decline development at the lowest level of the old mine was completed in the second quarter, which lead to partial development and stoping in the third quarter of 2008.

The Bong Mieu Exploration Licence No 2125/GP-BTNMT was received and registered with the DGMV in the later part of the fourth quarter 2008.

Production and Operation Results

Combined Production on Bong Mieu Gold Property:

	Q4-2008	Q3-2008	Q2-2008	Q1-2008	YTD 2008	YTD 2007
Tonnes of ore milled	34,562	43,724	45,040	41,996	165,322	155,500
Grade (g/t Au)	4.48	2.92	2.82	3.28	3.31	3.16
Mill recoveries (percent)	69%	57%	63%	65%	64%	62%
Gold production (ounces)*	3,422	2,322	2,580	2,866	11,191	9,737
Gold sales (ounces)*	2,876	2,388	2,625	3,021	10,910	9,198
Sales*	$2,831,848	$2,163,781	$2,327,742	$2,889,616	$10,212,987	$6,996,257
Cost of sales*	$2,782,088	$2,255,149	$1,807,184	$1,650,724	$8,495,143	$5,523,193
Amortization*	$959,500	$911,215	$568,266	$560,941	$2,999,922	$1,863,354
Royalties	$19,462	$37,594	$44,014	$36,071	$137,141	$112,336
*includes processing Phuoc Son Gold Company ore (under toll treatment)

Process Plant

In the later part of 2008 the Bong Mieu production plant (VN220) has been undergoing a number of modifications in order to optimize the treatment of Nui Kem ore (VN230) and Dak Sa ore (VN320) from Phuoc Son Gold Company (under toll treatment).

Prior to modifications to the plant, output had considerably reduced. The protocol for treatment was to reduce throughput because of the increased mass pull from Nui Kem and Dak Sa and use Hogan ore to blend with Dak Sa.  The engagement of a specialist metallurgist greatly helped in resolving issues taking plant output from 2,322 ounces in the third quarter to 3,422 ounces in the fourth quarter of 2008.

Recovery from Hogan (VN220) remained around 60%.  Recovery from Nui Kem (VN230) was increased to 82.7% and the Dak Sa (VN320) recovery was 74.2%.

Olympus Pacific Minerals Inc.

Continuing problems with the efficiency of resin lead to the installation of further carbon columns which improved gold recovery. In January 2009 the Company decided to discontinue the use of resin until the reasons for the lack of efficiency in using resins has been more fully explored.

High levels of lead in the dore bars was overcome by granulation and cupellation.

Shaking tables were installed in the first quarter of 2009 and are expected to improve production output from February 2009.

The tailings dam lift construction was completed on schedule by the end of October. Issues with the Department of Environment over spillway operation during the height of the wet season and alterations to changes in internal dam operation have resulted in modifications to the dam outlet. Claims of pollution were refuted and acknowledged as inaccurate by the department.

Bong Mieu Central (In Production) (VN220)

	Q4-2008	Q3-2008	Q2-2008	Q1-2008	YTD 2008	YTD 2007
Tonnes of ore milled	27,778	36,467	36,043	41,996	142,284	155,500
Grade (g/t Au)	1.83	2.92	2.98	3.28	2.83	3.16
Mill recoveries (percent)	56%	54%	61%	65%	60%	62%
Gold production (ounces)	913	1,857	2,111	2,866	7,747	9,737
Gold sales (ounces)	897	1,801	2,365	3,021	8,084	9,198
Sales	$1,143,086	$1,625,079	$2,097,714	$2,889,616	$7,755,495	$6,996,257
Cost of sales	$1,420,352	$1,594,115	$1,539,339	$1,650,724	$6,204,527	$5,523,193
Amortization	$813,738	$717,638	$473,512	$560,940	$2,565,829	$1,863,354
Royalties (Zedex)	$16,842	$28,924	$40,323	$36,071	$122,160	$112,336

The Bong Mieu Central pit (VN220) continued to perform well and has been compensating for the shortfall of production while Bong Mieu Underground builds up.

The grade of Hogan dropped to 1.83g/t for the final quarter, partially due to deliberately using low grade for blending with Dak Sa which was being toll treated. Projections for Hogan are still slightly above 2g/t for the following two quarters.

Olympus Pacific Minerals Inc.

Bong Mieu Underground (Under Trial) (VN230)

	Q4-2008	Q3-2008	Q2-2008	YTD 2008
Tonnes of ore milled	1,442	6,901	8,997	17,340
Grade (g/t Au)	5.95	2.81	2.18	2.74
Mill recoveries (percent)	83%	68%	75%	73%
Gold production (ounces)	228	427	469	1,124
Gold sales (ounces)	179	587	260	1,026
Sales	$174,773	$538,702	$230,028	$943,503
Cost of sales	$240,179	$661,034	$267,845	$1,169,059
Amortization	$145,762	$193,577	$94,754	$434,093
Royalties (Vietnam Govt)	$2,620	$8,670	$3,691	$14,981

The main decline at Nui Kem was advanced to 22 level (one level below the old workings), and level drives established. There was good correlation with the ore body on 21 level.

Primary stope development continued and 17,000 tonnes were processed returning an average grade of 2.74g/t.  By the final quarter of 2008 the grade of 5.95 g/t was achieved. Recovery improved dramatically on this higher grade, climbing from 68 to 83 percent.

Due to the need to conserve cash while the plant modifications took place, mining was suspended from the beginning of December. Operations resumed in February 2009 when the majority of process plant modifications had been completed.

Test stoping and processing will continue for some months in order to develop an initial resource figure. During this time, modifications to the EIA will be submitted to the DGMV and land rights are acquired for a wetland and waste dumping.

The Bong Mieu Underground project will remain essentially as an Exploration programme for the 2009 year.

Financial Performance

A total of 8,084 ounces of gold were sold for proceeds of CAD$7,755,495 during 2008.  The average realized gold price was US$883 per ounce in 2008.

Olympus Pacific Minerals Inc.

Licensing

The table below summarizes the key licenses that Bong Mieu Gold Mining Company Limited holds:

PROJECT	OWNER	LICENCE	AREA	STATUS	GRANT DATE	TERM	EXPIRY DATE
Bong Mieu	BMGMC	Investment Certificate No. 331022000008	30 Sq Km	Granted	05/03/1991	25 years	05/03/2016
Bong Mieu	BMGMC	Exploration Licence 2125/GP-BTNMT	30 Sq Km	Granted	24/10/2008	2 years	22/10/2010
Bong Mieu – Central (VN220)	BMGMC	Mining Licence 592/CNNg	358 Ha	Granted	22/07/1992	25 years	22/07/2017
Bong Mieu – Underground (VN230)	BMGMC	Mining Licence 592/CNNg	358 Ha	Granted	22/07/1992	25 years	22/07/2017

The Investment Certificate received on June 27, 2008 replaced the original Investment Licence 140/GP and related Amendments to the Investment Licence previously granted. This Certificate incorporates all the significant details from prior Investment Licence documents including investment incentives, royalty rate, tax concession and import tariff exemption, and also reflects an increase in stated investment capital.

The Bong Mieu Exploration Licence application was successfully defended at a meeting with the Ministry of Natural Resources and Environment Committee for Exploration Project Evaluation on June 12, 2008 and the application was amended and resubmitted to the Department of Geology and Minerals of Vietnam (DGMV) to continue the approval process.  The Bong Mieu Exploration Licence No 2125/GP-BTNMT was received and registered with the DGMV in the fourth quarter of 2008.

Schedule of Certificates

Exportation of gold is covered by a valid annual export license.  On October 9, 1993, a Land Use Certificate was issued to Bong Mieu Gold Mining Co. Ltd. by the People’s Committee of Quang Nam-Da Nang Province for the Bong Mieu gold mine.  The certificate covers a 365 hectares area of which 300 hectares is gold mining land, 32.3 hectares is waste dumping land and 2.7 hectares is for basic construction.  The Land Use Certificate has a term of 25 years from September 1992 to September 2017.

Company	Type of Certificate	Date Granted	Term	Expiry Date
Bong Mieu Gold Mining Company	Gold export certificate	December 31, 2008	~ 1 year	Dec 31, 2009
Phuoc Son Gold Mining Company	Gold export certificate	December 31, 2008	~ 1 year	Dec 31, 2009
Bong Mieu Gold Mining Company	Land Use Certificate	October 9, 1993	25 years	September 2017

Olympus Pacific Minerals Inc.

2009 Outlook

•	Continue to increase production plant throughput and reduce plant operating costs.

•
Further develop access to the Bong Mieu Underground Deposit (VN230) for the purposes of exploration and mining with a goal of providing higher grade ore from the Bong Mieu Underground Deposit (VN230) to the operating Bong Mieu Central Gold plant (VN220) cost effectively.

•	Continue the review of the Bong Mieu Reserves and Resources and complete a Global Scoping study for Bong Mieu and commence a Bong Mieu in-house scoping study.

•	Continue the Company focus on cash management.

Olympus Pacific Minerals Inc.
PHUOC SON GOLD MINING COMPANY LIMITED.2 (“PSGC”)

Phuoc Son Background

Phuoc Son Gold Mining property, located in the western highlands of Quang Nam Province in Central Vietnam and 74 kilometers away from the Bong Mieu Gold property, is actively exploring approximately half of the 70 square kilometer property for new primary gold occurrences in addition to the 30 existing occurrences.  The remaining half of the property is not available for exploration at this stage.  The property includes the high-grade Dak Sa “South” deposit and Dak Sa “North” deposit.

Phuoc Son Structure

Olympus Pacific Minerals Inc., through its subsidiary, New Vietnam Mining Corporation, holds an 85 percent interest in the Phuoc Son Gold Project. In 2003, the Company’s subsidiary, New Vietnam Mining Corp. (“NVMC”), entered into a joint venture with Mien Trung Industrial Company (“Minco”), a mining company controlled by the local provincial government, to form the Phuoc Son Gold Company (“PSGC”). PSGC has an investment licence on the Phuoc Son property. NVMC’s initial interest in PSGC is 85 percent and Minco has a 15 percent interest. After five years, from the end of the period in which PSGC makes a profit for 12 consecutive months, Minco can increase its interest by 15 percent to 30 percent if Minco chooses to acquire such interest from NVMC by paying fair market value. After 20 years, Minco can increase its interest to a total of 50 percent if Minco chooses to acquire such additional 20 percent interest from NVMC by paying fair market value. Fair market value shall be determined by using an independent accounting firm to perform the fair market value assessment and that assessment will be considered final and binding for both parties.   If Minco does not proceed to exercise its rights of acquisition within three months from the dates of entitled acquisition, Minco will be considered as having waived its right to acquire the interest.

Olympus manages the exploration and operation programs on the property on behalf of the joint venture.

The table provides key 2008 information for the Phuoc Son property:

	2008	2007
Net deferred exploration and development	$19,726,900	$14,834,584
Property, plant, and equipment	$4,863,334	$2,903,000
Spending on exploration and development activities	$4,630,344	$5,064,000
Spending on property, plant, and equipment acquisitions	$2,062,712	$1,106,061

2 The Directors of Phuoc Son Gold Mining Company Limited are Messrs. David Seton, John Seton, Colin Patterson, Rod Murfitt, Nguyen Xuan Tuong, Dinh Van Thu.

Olympus Pacific Minerals Inc.

Update on Resources and Reserves and Exploration Progress in 2008

Exploration work to date has defined the “productive” Dak Sa shear deposit over a strike length of approximately five kilometers, expanded the Dak Sa resource base, and has confirmed that the mineralization remains open.

Earlier changes to the reserves and resources estimates that were published in the MD&A for  previous quarters  can be found in the Company’s filings at www.sedar.com.

During the fourth quarter of 2008 work was undertaken to re-evaluate the Reserves and Resources in the Phouc Son property following drilling programs completed earlier in the year.

Reserve Estimates (1)

	January 15, 2008			December 31, 2008
Reserve Category	Tonnes	Gold Grade (g/t)	Contained Gold (oz)	Tonnes	Gold Grade (g/t)	Contained Gold (oz)
Proven	-	-	-	235,650	8.72	66,070
Probable	-	-	-	694,740	7.48	167,080
Total P&P	-	-	-	930,390	7.79	233,150

Note (1) Approximately 8,970 tonnes of ore have been removed during the 2008 development tunneling.

Resource Estimates (1 & 2)

	December 31, 2007			January 15, 2008			December 31, 2008
Resource Category	Tonnes	Gold Grade (g/t)	Contained Gold (oz)	Tonnes	Gold Grade (g/t)	Contained Gold (oz)	Tonnes	Gold Grade (g/t)	Contained Gold (oz)
Measured	157,000	13.21	66,650	157,450	13.06	66,090	163,320	12.76	67,000
Indicated	336,000	13.21	142,850	442,810	10.2	145,190	546,350	10.16	178,470
Total M&I	493,000	13.21	209,500	600,260	10.95	211,280	709,670	10.76	245,470
Total Inferred	273,000	10.78	94,700	1,955,440	6.77	425,380	1,884,200	6.63	401,640

Notes:

1.
Employed a lower 3.0 g/t grade cutoff. These Resource estimates were prepared by Olympus in October 2007 and validated by Terra Mining Consultants and Stevens and Associates (“TMC/SA”) in October 2007 and were prepared in accordance with National Instrument NI 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definition standards. Prior resources were estimated by Watts, Griffis and McOuat Limited (“WGM”) and published in a Technical Report dated January 30, 2004. A copy of the Technical Report titled “A Technical Review of the Phuoc Son Gold Project in Quang Nam Province, Vietnam” by WGM can be found in the Company’s filings at www.sedar.com. A copy of the report titled “Preliminary Assessment of the Phuoc Son Project in Quang Nam Province, Vietnam”, dated December, 2007 by TMC/SA can be found in the Company’s filings at www.sedar.com.

2.
The mineral reserve and mineral resource estimates contained in this table have been prepared in accordance with the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The NI 43-101 standards are similar to those used by the United States Securities and Exchange Commission’s (“SEC”) Industry Guide No. 7. However, the definitions in NI 43-101 differ in certain respects from those under Industry Guide No. 7. Accordingly, mineral reserve and mineral resource information contained herein may not be comparable to similar information disclosed by U.S. companies. Under the requirements of the SEC, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve

Olympus Pacific Minerals Inc.

determination is made.  As of December 31, 2008, $3,518,324 of the Company’s deferred exploration and development costs would qualify for capitalization as mineral reserves under Industry Guide No.7. There are also uses of the terms “indicated resources” and “inferred resources”. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

During 2008,  The Company  completed 22 drill holes totalling approximately 8,558 meters. The key drilling results for the Dak Sa project (VN 320), in the first quarter of 2008, are summarized in the tables below:

Significant Intersections - Dak Sa Drill Results (VN320)
Hole ID	From	To	Intercept width	Gold Grade
	(m)	(m)	(m)	(g/t)
DSDH233	234.42	244.00	9.58	5.45
Including	238.00	240.00	2.00	9.99
DSDH234	225.25	227.00	1.75	8.25
DSDH237	417.70	418.50	0.80	6.26
DSDH238	135.05	145.20	10.15	3.99
And	185.50	193.00	7.50	32.37
DSDH239	247.00	252.00	5.00	8.95
Including	247.00	248.30	1.30	27.70
DSDH243	158.35	159.85	1.50	9.92
And	188.40	189.00	0.60	10.40
DSDH247	240.50	248.00	7.50	5.10
including	242.70	245.00	2.30	11.78
DSDH249	498.55	499.20	0.35	4.65
DSDH250	439.00	439.65	0.65	1.43
DSDH254	484.50	490.75	6.25	8.34
DSDH256	294.20	295.65	1.45	1.78
DSDH257	307.50	308.50	1.00	1.30
DSDH259	255.60	259.30	3.70	1.65
DSDH260	304.25	305.75	1.50	8.95

Notes:

1.	Unless otherwise stated, holes were collared at a declination of minus 90 degrees.

2.	Based on current geological interpretation of the drilling results, intercept widths are approximate. Additional drilling is required before definitive true widths can be determined.

3.	Grades are uncut.

4.
All assays were performed by the Mineral Assay and Service Co. Ltd. (MAS Laboratory) located in Bangkok, Thailand, using the Fire Assay method on 50 grammes of prepared sample. The MAS laboratory is certified by the Thailand Department of Industrial Works and Ministry of Industry.

5.
Unless otherwise noted, the technical information in this release has been prepared by and/or reviewed by Mr. TRP (Rod) Jones, Vice-President Exploration for Olympus Pacific Minerals Inc, who is a Qualified Person as defined  by NI43-101. The Company employs a quality control program to ensure best practices in sampling and analysis of drill core and rock samples. Mineral Assay and Services Co. Ltd., located in Bangkok, Thailand, performs sample preparation and analyses.

6.
Statements contained in this release that are not historical facts are forward-looking statements, which involve risk and uncertainties, which could cause actual results to differ materially from those, expressed in the forward-looking statements. The Company relies upon litigation protection for forward-looking statements.

Olympus Pacific Minerals Inc.

During the first quarter 2008, Phuoc Son received a positive independent “Technical Report on Feasibility Studies for the Phuoc Son Gold Project in Quang Nam Province, Vietnam” (the “Technical Report) authored by independent mining and geological consultants, Terra Mining Consultants/Services & Associates.  The Technical Report, dated March 26, 2008, was filed at www.sedar.com.  Our goal is to design and construct an efficient and environmentally sound operation that will bring economic benefits to the region and our shareholders.

The current concept for Olympus to self-fund the Dak Sa development was put forward in the fourth quarter of 2008 and accepted.  This involves the treatment of high-grade Dak Sa ore at the Bong Mieu gold processing plant on a toll treatment basis.   Operations moved towards the primary development of the upper levels of Bai Dat for stoping.  Approvals were sought from local authorities for trucking ore from Phuoc Son to Bong Mieu at a rate of 100 tonnes per day.  This received provincial approval along with an inter-company agreement on pricing for toll treatment.  Development of the Dak Sa Underground continued and has now produced, as at December 31, 2008, a total of 4,500 tonnes of ore in the stockpile at an estimated average grade of 23.04 grams per tonne.  As at 31 December 2008, the total advance for the two portals is 1,557 metres.  For the quarter, a total of 124 metres were advanced including two on-vein level drives, four raises, a decline and a crosscut to hit ore at Bai Chuoi 450L.

Other highlights during 2008 are:
•	Dak Sa plant and infrastructure construction has been kept to a minimum.
•	A weighbridge was installed prior to hauling ore to Bong Mieu Plant.

Licensing

The table below summarizes the key licences that Phuoc Son Gold Mining Company Limited holds:

PROJECT	OWNER	LICENCE	AREA	STATUS	GRANT DATE	TERM	EXPIRY DATE
Phuoc Son	PSGC	Investment Certificate No 331022000010	70 Sq Km	Granted	20/10/2003	30 years	20/10/2033
Phuoc Son	PSGC	Exploration Licence 67/GP-BTNMT	42 Sq Km	Granted	10/01/2008	2 years	10/01/2010
Phuoc Son Bai Dat Underground	PSGC	Mining Licence 116/GP-BTNMT	1.00 Ha	Granted	23/01/2006	3.5 years	23/07/2009
Phuoc Son Bai Go Underground	PSGC	Mining Licence 116/GP-BTNMT	0.52 Ha	Granted	23/01/2006	3.5 years	23/07/2009

The Investment Certificate received on June 27, 2008 was issued to re-register PSGC and replaced the Investment Licence and related Amendments to the Investment Licence previously granted. This certificate incorporates all the significant details from prior investment licence documents including investment incentives, royalty rate, tax rate and also reflects an increase in stated investment capital.

The Phuoc Son exploration licence was granted in January 2008.

On January 23, 2006, a mining licence was granted to PSGC by the Vietnam government over the Dak Sa Deposit (VN320), which allows the Company, within a 3.5 year period from date of grant, to construct the mine within 1.5 years and perform mining activities over two years. The Company will require an extension on the mining licence as these time frames will be inadequate for construction and mining. The Terra Mining Consultants Ltd/Stevens & Associates Preliminary Assessment (NI 43-101) Report on the Phuoc Son resources has been completed in order to fulfill disclosure requirements.  These new resources are awaiting approval from the National Council for Mineral Resource Evaluation. Once approved, the Company will proceed in 2009 to file an application for a mining licence that would amend the current mining licence boundaries for Bai Dat and Bai Go to include more of the Dak Sa (VN320) resource.

Olympus Pacific Minerals Inc.

Phuoc Son Gold Company Mine (Under Trial) (VN320)

	Q4-2008	Q3-2008	YTD 2008	YTD 2007
Tonnes of ore milled	5,342	356	5,698
Grade (g/t Au)	17.88	4.74	17.06
Mill recoveries (percent)	74%	71%	74%
Gold production (ounces)	2,281	39	2,320
Gold sales (ounces)	1,800		1,800
Sales	$1,513,989		$1,513,989
Cost of Sales (Toll charges)	$1,121,557		$1,121,557
Amortization	$0		$0
Royalties	$0		$0

Phuoc Son Outlook for 2009

•	Establish levels of operations to support ‘self-funding’
(a)	By toll treating the ore the Company is mitigating risk with the project by establishing availability of ore and grade;
(b)	The toll treatment provides immediate employment in the Phuoc Son area;
(c)	The toll treatment will determine if the process is cash positive;
(d)	Based on points a–c above the company will decide when and how to proceed with onsite develop of plant.
•	Identify drilling targets away from Dak Sa for commencement in mid-2009
•	Keep exploration expenditure at a level that available cash allows

Olympus Pacific Minerals Inc.

OTHER PROPERTIES

KADABRA MINING CORPORATION3

Capcapo Property Summary

The property is located north of the prolific Baguio-Mankayan Gold District. The project area has all the similar epithermal–porphyry gold characteristics as the Baguio Gold District but has remained virtually unexplored. Olympus’ partner on the property is Abra Mining and Industrial Corporation (“AMIC”). AMIC has been operating and exploring within Northern Luzon for over 40 years and provides Olympus with a local partnership in the Philippines.

On November 23, 2006, a Memorandum of Agreement and Supplement to Memorandum of Agreement [“MOA”] was entered into by AMIC, the Company and Jabel Corporation that allows the Grantee (defined as “Olympus Pacific Minerals Inc. and a Philippine national”) to acquire an option to earn a 60 percent interest in AMIC’s Capcapo mining tenement (the “property”) located in the Province of Abra in the Philippines upon completing a specified level of expenditures on the property.  As at December 31, 2008, the joint venture terms are not finalized due to ongoing negotiations with the partners.

Capcapo Progress and Outlook for 2009

Following the initiation of Community Consultation in accordance with Philippine laws in the fourth quarter of 2007 and the commencement in the first quarter of 2008 of a formal program of Free, Prior and Informed Consent, undertaken in conjunction with the National Commission on Indigenous Peoples (NCIP), all efforts in Capcapo area have concentrated on obtaining Community approval which is required before any further exploration can continue.  At December 31, 2008, the formal report and community decision was still awaited from the NCIP.

Total cumulative spending on this project as at December 31, 2008 was $922,920 which was capitalized to deferred exploration.  At December 31, 2008 the full $922,920 of capitalized deferred exploration expenditure has been written off.  Management considers this is a prudent measure given the political unrest in the Philippines and the economic uncertainty of world markets at present. No further work will be undertaken in the Capcapo area until the NCIP Report is received and negotiations over the Joint Venture Agreement are resolved.

Others:

Other properties for potential exploration with which the Company is in discussions include Khau Pum (VN101), Krong Pha (VN102), Bong Mieu West (VN103), Phuoc Thanh (VN104), La Hao (Cambodia) (KH100) and Sanakham (Laos) (LA100). The Company has had discussions with and organized a number of field trips for local authorities. Preliminary field work results are being assessed before further discussions are held.

3 The Directors of Kadabra Mining Corporation are Messrs. Thomas Rodney Jones (chairman), Peregrino Resabal, Rosemarie Padilla, Charles Barclay, and Russell Graham. The general director is Thomas Rodney Jones. The chief accountant is Salvador Palabrica.

Olympus Pacific Minerals Inc.

Operational Activities

Comments on selected items from our Consolidated Statements of Operations are noted in the table:

	2008	2007	% Change	Comments on variances
Sales	$7,755,495	$6,996,257	11
The Bong Mieu central plant sold 8,084 oz of gold during the 2008 year(at an average realized price of US$883 per ounce) compared to 9,198 oz of gold in the same period last year (at an average realized price of US$708 per ounce).

Cost of sales	6,204,527	5,523,193	12
Costs per ounce of gold produced were higher in the last two quarters of 2008 mainly due to lower recovery rates as a result of high base metal content and processing of development ore.   The 2007 costs per ounce were also considered high due to lower recovery rates and lower mill tonnage.

Amortization	2,630,938	1,925,458	37	Increased as a result of increased investment in Capital Assets.
Management fees and salaries	3,092,628	2,770,770	12	Increased as a result of new expenses for deferred share units issued under a new deferred share unit plan for non-executive directors and higher independently assessed salaries.
Professional fees	397,183	782,058	-49
Decreased as a result of lower regulatory activity and fees in 2008 when compared to 2007 which had more audit and SOX review fees, US registration costs and fees related to the 2007 proposed Zedex merger that was withdrawn.

Travel	644,390	574,569	12	Increase in number of flights taken by senior management and consultants to Vietnam and Toronto.
Investor relations and promotion	373,857	527,466	-29	Lower for the 2008 year due to change in marketing plans in the second half of the year to reduce costs.
Stock-based compensation	1,063,160	2,272,717	-53	Increased earlier in 2008 due to the retention of a compensation consultant (see salaries above) however over the year less stock-based compensation has been awarded
Interest expense (income)	(590,313)	(694,985)	-15	Interest income decreased in 2008 due to the decreased cash balance held.
Foreign exchange loss (gain)	$(352,756)	$566,894	162	Exchange gain mainly as a result of the foreign exchange rate fluctuations impacting the value of investments denominated in US dollars.

Olympus Pacific Minerals Inc.

Summary of Quarterly Results

	2008				2007
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Sales	$374,356	$2,163,781	$2,327,742	$2,889,616	$2,004,292	$2,232,250	$1,640,631	$1,119,084
Interest Income	61,049	111,047	161,870	253,424	326,110	173,193	158,600	37,082
Net Loss	1,841,996	3,028,104	2,185,478	1,419,155	1,449,839	2,281,534	1,907,094	3,303,222
Loss per share (1)	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.02
Deferred exploration and development cost additions	1,743,764	1,751,390	3,049,930	2,521,726	2,482,695	2,059,215	1,816,479	1,254,498
Capital assets additions	3,706,388	1,439,188	387,331	680,711	155,895	216,833	888,050	366,747

(1)  Basic and diluted

Fourth Quarter Highlights

•
The Bong Mieu Central (VN220) plant produced 3,422 ounces of gold in the fourth quarter of 2008 and sold 2,876 ounce of gold.  Production was significantly higher than previous quarters due to higher grade ore being processed through the modified plant.  The average sales price realized in the fourth quarter of 2008 was US$763 per ounce.

•	Toll Treatment costs at the Bong Mieu Central (VN220) plant was consistent with the third quarter of 2008.

Olympus Pacific Minerals Inc.

Liquidity Section – Investing and Financing Activities

Investing activities

During 2008, Olympus invested a total of $9,066,810 (2007 $7,612,887) in exploration and development expenses and $6,213,618 (2007 $1,970,821) acquiring property, plant and equipment, including capital lease payments and obligations, as follows:

	Property Plant & Equipment		Deferred Exploration & Development Expenditure
	2008	2007	2008	2007
Bong Mieu	4,139,001	831,235	4,183,755	1,870,000
Phuoc Son	2,062,712	1,106,061	4,630,344	5,064,000
Capcapo*	-	-	252,711	670,209
Other	11,905	33,525	-	8,678
	6,213,618	1,970,821	9,066,810	7,612,887
* Written-off as of December 31, 2008

Financing activities

Equity Financing

The Company receives cash for use in operations mainly from the issuance of common shares, debt facilities, the exercise of warrants/stock options, investment income generated by its cash position, gold sales and the occasional sale of selected assets.

As at December 31, 2008, the cash and cash equivalents’ balance is $5,096,418 compared to $26,656,146 as at December 31, 2007.   The decrease was mainly a result of planned spending on exploration and development activities. In 2007, the Company raised a total of $37,000,000 through two equity offerings; $12,000,000 on March 19, 2007 and $25,000,000 on August 10, 2007. The net proceeds from the $25,000,000 offering, of $22,891,000, has been used for and will continue to be used for further exploration and feasibility studies at the Company's Bong Mieu Gold and Phuoc Son Gold properties in Vietnam and the Capcapo property in the Philippines and for working capital and general corporate purposes.  In 2008 the Company did not raise any funds by way of equity financing.

Debt Financing

On June 27, 2007 a US$2 million Non-Revolving Debt Facility with Macquarie Bank Limited of Sydney, Australia was repaid in full.  The Company has not obtained any debt facilities in 2008.

The Company is evaluating project funding for the Phuoc Son Dak Sa Underground Project (VN320). The Company has received indicative offers for debt facilities to develop the high-grade Phuoc Son Mine from traditional financial institutions who specialize in resource sector debt provisions. Management believes an alternative funding option is to increase the existing production facilities to enable the Company to generate more internal cash flow that would partially or fully fund the development costs at its high-grade Phuoc Son Mine. The ‘self funding’ option is receiving considerable attention from management as equity raising has become more difficult and bank borrowing costs have increased significantly. Tighter controls over corporate overhead costs are also being implemented.

The ability of the Company to continue its activities is dependent upon obtaining the necessary funding and/ or generating funds to continue its exploration and development programs and/or the realization of proceeds from the sale of one or more of its properties and/or assets.

Olympus Pacific Minerals Inc.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Use of Financial Instruments

The Company has not entered into any financial agreements to minimize its investment, currency or commodity market risk.  The principal financial instruments affecting the Company’s financial condition and results of operations are currently its cash, accounts receivable, accounts payable and accrued liabilities. The excess cash is deposited in interest bearing bank deposit accounts.  The gold produced in Vietnam is being refined in Switzerland and sold at the London Bullion Market a.m. Fixing. The Company was previously exposed to interest rate fluctuations as the interest rate on the Macquarie facility floated with the market rates equal to LIBOR plus 2.75 percent.  The loan was repaid in full on June 27, 2007.

Contractual Obligations and Commitments

As at December 31, 2008
Payment Due	Total	Less than one year	Year 2	Year 3	Year 4	Year 5 and thereafter
Capital lease obligations	698,281	698,281	-	-	-	-
Operating leases	488,188	234,634	91,422	81,095	81,037	-

Purchase obligations - supplies & services	2,371,582	2,185,629	185,953	-	-	-
Purchase obligations - capital	355,342	355,342	-	-	-	-
Asset retirement obligations	1,420,407	138,405	258,399	252,786	646,885	123,932
Total	5,333,800	3,612,291	535,774	333,881	727,922	123,932

Common shares

As of March 4, 2009, the Company had issued and outstanding 232,423,101 common shares.

Olympus Pacific Minerals Inc.

Regulatory Update

Disclosure Controls and Procedures and Internal Controls over

Financial Reporting

The Chief Executive Officer and the Chief Financial Officer, along with other members of management have evaluated the effectiveness of the Company’s disclosure controls and procedures and internal controls over financial reporting as at December 31, 2008.
The Officers of the Company have established and maintained disclosure controls and procedures for the Company in order to provide reasonable assurance that material information relating to the Company is made known to it in a timely manner, particularly  during  the period in which the interim and annual filings are being prepared.  Based on that evaluation, they have concluded that the design and operation of the Company’s disclosure controls and procedures were adequate and effective as at December 31, 2008.
Management had independent testing performed in 2008 to assess the ongoing effectiveness of the Company’s design and operation of internal controls over financial reporting.  Based on that evaluation, they have concluded that the design and operation of internal controls over financial reporting were adequate and effective as at December 31, 2008, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reporting in accordance with GAAP.

Regulatory Reporting in the United States

In January 2008, the Company completed its SEC registration process and the SEC had no remaining formal comments on the Form 20 registration statement.  On March 28, 2008, the Company filed its annual Form 20-F for 2007.

The completion of the Form 20-F registration allowed the Company to apply to the Financial Industry Regulatory Authority (“FINRA”) and obtain listing approval, effective March 5, 2008. The common shares of the Company are listed and posted for trading on the over-the-counter bulletin board in the United States.  This allows U.S. residents to trade the Company’s common shares efficiently.

Board and Management Changes

•	In addition to his role as Executive Chairman, Mr. David Seton was appointed as Chief Executive Officer effective February 4, 2008.

•	Effective March 17, 2008, Mr. Peter Tiedemann transitioned from his role of Chief Financial Officer and Corporate Secretary to that of Vice President - Corporate Affairs.

•	Effective March 17, 2008, Mr. Louis Montpellier of Gowling Lafleur Henderson LLP became the Corporate Secretary.

•	Effective March 17, 2008, Mr. Charles Barclay was appointed Chief Operating Officer and Mr. Jim Hamilton has been appointed as Vice President - Investor Relations.

•	On September 1, 2008 Ms. Huong Le Dao was appointed to the newly created position of Vice President - Human Resources.

•	On October 2, 2008 Ms. Pamela Campagnoni, the Chief Financial Officer departed and Mr. Peter Tiedemann resumed the role of Chief Financial Officer.

Olympus Pacific Minerals Inc.

Critical Accounting Policies and Estimates

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP.  In this MD&A, the Company has provided an update for any changes in accounting policies.  A comprehensive discussion of Olympus’ significant accounting policies is contained in note 2 of the audited consolidated financial statements for the year ended December 31, 2008.

Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s estimate of the recoverable value of its capital assets, mineral properties and related deferred exploration and development expenditures as well as asset retirement obligations (“AROs”), and the value of stock-based compensation.  All of these estimates involve judgement and are, or could be, affected by significant factors that are beyond management’s control.

The Company’s recoverability of the recorded value of its mineral properties and associated deferred expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realisation through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors, including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development and future profitable production or the proceeds of disposition thereof.

The Company reviews and evaluates the carrying value of its mineral properties, property, plant and equipment and deferred exploration and development costs for impairment when events or changes in circumstances indicate that the carrying amounts of related assets or groups of assets might not be recoverable.  In assessing the impairment for these assets, if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and recorded on a discounted basis.  All long-lived assets at a particular operation or project are combined for purpose of performing the recoverability test and estimating future cash flows.  Future cash flows are based on management’s best estimates of future recoverable mine production, expected sales prices (considering current and historical prices), production levels and costs and further expenditures. These cash flows are subject to significant measurement uncertainty and material write-downs could occur if actual results differed from the estimates and assumptions used.

ARO occur as a result of the acquisition, development or construction and normal operation of mining property, plant and equipment, due to government controls and regulations protecting the environment and public safety on the closure and reclamation of mining properties.  AROs are measured based on the discounted expected cash flows, using a credit-adjusted risk-free rate of interest.   The recorded ARO reflects the expected cost, taking into account the probability of particular scenarios.  The difference between the upper and lower end of the range of assumptions can be significant; and, consequently, changes in assumptions could have a material impact on the fair value of the ARO and future earnings in the period of change.  Estimates of cash flow earlier in the mine life are more subjective and significant estimates and judgements are made when estimating the fair value of AROs.   Additionally, it is reasonably possible that circumstances could occur during or by the end of the mine life that will require material revisions to the AROs.    Management prepares estimates of the timing and amounts of the cash flows when an ARO is incurred.   Many factors can cause the expected cash flows to change such as, but not limited to, changes in regulations, laws or enforcement, mine life changes, new facilities, or changes in reserves.

In accordance with Canadian Institute of Chartered Accountants (CICA) HB Section 3870, stock-based compensation is based on the estimated fair market value of the options at the grant date.  Significant assumptions used under the Black-Scholes valuation model, which is used to calculate the fair value of the options, include the expected term and stock price volatility.  The term assumption represents the average estimated length of time that the option would remain outstanding before being exercised or forfeited.  The Company has used historical data to determine volatility in accordance with the Black-Scholes model.  For any assumptions used in option valuation, we update our historical data used to calculate specific assumptions such as expected term, volatility and forfeiture rates and we also

Olympus Pacific Minerals Inc.

update any assumptions that require current market data on an ongoing basis.   Refer to Notes 2 and 7(b) of the audited consolidated financial statements for further details on stock options.

Changes in Accounting Standards

The Company has adopted the following CICA guidelines effective for the Company’s first quarter commencing January 1, 2008:

Section 3862, Financial Instruments.

Disclosure and Section 3863, Financial Instruments – Presentation.

Section 3862 replaced the disclosure portion of Section 3861.

It places increased emphasis on disclosing the nature and extent of risks arising from both recognised and unrecognized financial instruments, and how these risks are managed.   Section 3863 carries forward the presentation requirements from Section 3861

Section 1535 – Capital Disclosures.

Section 1535 establishes standards for disclosing qualitative and quantitative information about an entity’s capital and how it is managed in order to enable users of its financial statements to evaluate the entity’s objectives, policies and processes for managing capital.

Section 1400 – General Standards of Financial Statement Presentation.

The section provides revised guidance related to management’s responsibility to assess the ability of the entity to continue as a going concern.

The main features of the changes are as follows:

•	Management is required to make an assessment of an entity’s ability to continue as a going concern;

•	In making its assessment, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the balance sheet date;

•	Financial statements must be prepared on a going concern basis unless management intends to liquidate the entity, to cease trading or cease operations, or has no realistic alternative but to do so;

•	Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern; and

•
When financial statements are not prepared on a going concern basis, that fact should be disclosed, together with the basis on which the financial statements are prepared and the reason the entity is not regarded as a going concern.

Section 3031 - Inventories.

This Section requires inventory to be recorded at the lower of cost or net realizable value, which was the existing Company accounting policy. The section also clarifies the allocation of fixed production overhead, requires consistent use of either first-in, first-out or weighted average to measure the cost of inventories, and requires that any previous  write-downs be reversed when the value of inventories increases. The amount of the reversal is limited to the amount of the original write-down

Olympus Pacific Minerals Inc.

The CICA has also recently issued new accounting pronouncements:

Future Accounting Changes

Section 1582, 1601, and 1602 – Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

In January 2008, the CICA issued Sections 1582, Business Combinations; 1601, Consolidated Financial Statements and 1602, Non-Controlling Interests.  These sections replace the former  Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary.  Section 1582 and Section 1601 are harmonized with IFRS 3R Business Combinations and IAS 27R Consolidated and Separate Financial Statements.

CICA Section 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  CICA Section 1601 and CICA Section 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.

In January 2009, the Emerging Issues Committee of the CICA issued EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (“EIC-173”). EIC-173 provides additional guidance on determining the fair value of financial instruments, where the Company’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and liabilities, including financial derivatives.  This EIC applies to interim and annual financial statements beginning on or after January 20, 2009.

Section 3064 - Goodwill and Intangible Assets and Section 3450, Research and Development Costs

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and other Intangible Assets. This section provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed.  The standards concerning goodwill are unchanged from the standards included in the previous Section 3062.

Furthermore, the CICA agreed to the withdrawal of Section 3450, Research and Development Costs and incorporate the provisions of the International Accounting Standards, IAS 38, related to research and development costs into Section 3064.   Research and development costs are of substantially the same character as other expenditures that need to be evaluated against the criteria for recognition of intangible assets.  Accordingly, this standard prohibits the capitalization of costs associated with research activities.

Section 1000, Financial Statement Concepts
The CICA concluded that the guidance in Section 1000, Financial Statement Concepts permitting deferral of costs should be deleted to prevent the inappropriate capitalization of costs.  The International Financial Reporting Standards guidance on the matching concept added to Section 1000 might affect items other than intangible assets, such as the recognition as liabilities of items that do not meet the definition of liabilities.

The above standards will become effective for the Company beginning on January 1, 2009. The Company is reviewing these standards, and has not yet determined the impact, if any, on the consolidated financial statements.

Olympus Pacific Minerals Inc.

International Financial Reporting Standards

Canada is in the process of adopting International Financial Reporting Standards (IFRS), which become mandatory for financial reporting periods commencing on or after 1 January 2011.  The Company will be required to report using IFRS for the year ended December 31, 2011 which will include the comparative period of 2010.  Unaudited consolidated interim financial information prepared in accordance with IRFS will be provided starting in the first quarter of 2011 and will include comparative figures for 2010.

The Company has commenced a preliminary review of the Canadian equivalents to IFRS and is currently assessing the impact of the changes and preparing for implementation.  At this early stage in the transition project a small number of areas have been identified that may have an impact on the financial statements of the Company, though these have not fully been quantified. We expect there may be changes with respect to accounting policies on deferred development expenditures and foreign currency translation. The Company has not developed an IFRS changeover plan at 31 December 2008 however management intends to complete its review and to develop a plan within the 2009 year.  We note that as the review of Canadian GAAP equivalents to IFRS proceeds other areas may be identified that impact on the financial statements of the Company. We also note that Canadian GAAP to IFRS may be amended prior to mandatory adoption.

Transactions with Related Parties

The Company entered into the following related party transactions during the 2008 year:

	Year-to-date December 31
	2008	2007
Consulting and legal fees	$110,653	$133,839
Management fees	$889,836	$1,228,499
Reimbursement of expenses	$301,626	$249,591
Royalties	$143,031	$112,336

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties. The above figures represent amounts either paid or accrued.

Legal and consulting fees

Consulting services provided by Jura Trust and Spencer Enterprises Limited which is associated with John Seton, a director of the Company.   Legal services provided by Claymore Law where John Seton is a principal.   The services provided are not under contract as the consulting and legal services are provided when required.

Management fees and reimbursement of expenses

Management fees and reimbursement of expenses incurred on behalf of the Company to companies controlled by officers of the Company.   The companies that were paid for management fees and reimbursement of expenses include the following: Orangue Holdings Limited associated with David Seton in 2008 and 2007; Wholesale Products Trading Limited associated with Peter Tiedemann in 2008 and 2007;  Momentum Resources International Pty Limited associated with Colin Patterson in 2008 and 2007;  Action Management Limited associated with Charles Barclay in 2008 and 2007, and Cawdor Holdings Limited associated with Russell Graham in 2008    Expenses that were reimbursed include the following costs: airfare, accommodation, meals, car rental, telecommunications, computer, training courses, conferences and licenses.

Olympus Pacific Minerals Inc.

Royalties

On January 1, 2006, Zedex Minerals Limited (Zedex) (a significant shareholder of the Company) was assigned a 2 percent gross production royalty, on the Bong Mieu sales, less incremental costs when Ivanhoe assigned to Zedex all its rights, title and interest in and to the debt, gross production royalties and royalty agreement.  The royalty is calculated as 2 percent of the net sales amount equal to the revenues for gold and silver less refining and delivery costs.

Other non-recurring transactions

None.

Risk Factors and Uncertainties

The Company faces risk factors and uncertainties, similar to those faced by other exploration and development companies in South East Asia, including the following general description of significant risk factors:

•
Not All Of The Company Mineral Properties Contain A Known Commercially Mineable Mineral Deposit: The business of mineral exploration and extraction involves a high degree of risk and few properties that are explored are ultimately developed into producing mines.  Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site.    The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its ability to develop the extraction and processing facilities and infrastructure at any site chosen for extraction.   It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation.   Whether a mineral deposit is commercially viable depends on a number of factors, including, but not limited to the following:  particular attributes of the deposit, such as grade, size and proximity to infrastructure; metal prices, which are volatile; and government regulations, including regulations relating to investment, mining, prices, taxes, royalties, land use and tenure, importing and exporting of minerals and environmental protection.

•
Because The Company Has Primarily Been An Exploration Company, The Company Is Dependent Upon Its Ability to Raise Funds In Order to Carry Out Its Business:  With ongoing cash requirements for exploration, development and new operating activities, it will be necessary in the near and over the long-term to raise substantial funds from external sources.   If the Company does not raise these funds, it would be unable to pursue its business activities and investors could lose their investment.  If the Company are able to raise funds, investors could experience a dilution of their interests which would negatively impact the market value of the shares.

•
The Company Requires Substantial Funds to Build its Proposed Mine at the Phuoc Son Property which it may not be Able to Raise in the Current Economic Environment:  In order to complete exploration of the property and construct a mine at its Phuoc Son Property, the Company estimates it will require approximately $52,000,000 U.S.  However, in the current economic environment there is substantial doubt that the Company would be able to raise these funds through sales of its equity, the means it has used to finance its operations in the past.  In addition, although the Company has investigated the possibility of financing construction of the mine through debt, there can be no assurance that debt financing would be available on acceptable terms, if at all.  In the event that the Company is unable to raise the necessary funds to build the Phuoc Sun mine, the Company will not be able to maximize the recovery of gold from the Phuoc Sun Property.  Although the Company has announced that it intends to truck materials from the Phuoc Sun Property to the Bong Mieu operating plant for processing, this approach is not as efficient as processing the ore on site, and, over the long term, would substantially reduce the profitability of the property.

Olympus Pacific Minerals Inc.

•
The Company Will Not Be Able to Insure Against All Possible Risks:  Exploration for natural resources involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  The Company’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays, monetary losses and possible legal liability. If any such catastrophic event occurs, investors could lose their entire investment. Obtained insurance will not cover all the potential risks associated with the activities of the Company. Moreover, the Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations. Should a catastrophic event arise, investors could lose their entire investment.

•
Commodity Price Fluctuations - if the Price of Gold Declines, The Properties May Not Be Economically Viable: The Company’s revenues are expected to be in large part derived from the extraction and sale of base and precious metals such as gold. The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new or improved mining and production methods. The effect of these factors on the price of base and precious metals cannot be predicted and the combination of these factors may result in us not receiving adequate returns on invested capital or the investments retaining their respective values.  If the price of gold (including other base and precious metals) is below the cost to produce gold, the properties will not be mined at a profit.  Fluctuations in the gold price affect the Company’s reserve estimates, its ability to obtain financing and its financial condition as well as requiring reassessments of feasibility and operational requirements of a project. Reassessments may cause substantial delays or interrupt operations until the reassessment is finished.

•
The Company May Not be Able to Compete with Other Mining Companies for Mineral Properties, Investment Funds, Personnel and Technical Expertise: The resource industry is intensely competitive in all of its phases, and the Company competes for mineral properties, investment funds and technical expertise with many companies possessing greater financial resources and technical facilities than it does. Competition could prevent the Company’s from conducting its business activities or prevent profitability of existing or future properties or operations if the Company were unable obtain suitable properties for exploration in the future, secure financing for our operations or attract and retain mining experts.

•
If The Company Does Not Comply With All Applicable Regulations, It May be Forced to Halt Its Business Activities:  Such activities are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. The Company may not be able to obtain all necessary licences and permits required to carry out exploration at, developments of, or mining at the projects. Unfavourable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.  Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource

Olympus Pacific Minerals Inc.

exploration may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations. Large increases in capital expenditures resulting from any of the above factors could force the Company to cease business activities.

•
Non-Compliance With Environmental Regulation May Hurt The Company’s Ability To Perform Its Business Activities: The Company’s operations are subject to environmental regulation in the jurisdiction in which it operates.  Environmental legislation is still evolving in this jurisdiction and it is expected to evolve in a manner which may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. If there are future changes in environmental regulation, they could impede the Company’s current and future business activities and negatively impact the profitability of operations.

•
If The Company is Unable To Obtain And Keep In Good Standing Certain Licences, It will be Unable to Explore, Develop or Mine any of Its Property Interests: In order to explore, develop or conduct mining operations in Vietnam, the Company must establish or create an entity authorized to conduct Business in Vietnam via an Investment Licence.  Then, the Company requires a prospecting licence, an exploration licence and a mining licence, depending on the level of work being conducted on the property.  Without all the appropriate licences, the activities could not occur.

•
If The Company Does Not Make Certain Payments Or Fulfill Other Contractual Obligations, It May Lose Its Option Rights And Interests In Its Joint Ventures: The Company may, in the future, be unable to meet its share of costs incurred under any option or joint venture agreements to which it is presently or becomes a party in the future and the Company may have its interest in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the cost required to complete recommended programs.  The loss of any option rights or interest in joint ventures would have a material adverse effect on the Company.

•
Title To Assets Can Be Challenged Or Impugned Which Could Prevent The Company From Exploring, Developing Or Operating At Any Of Its Properties: There is no guarantee that title to concessions will not be challenged or impugned. In Vietnam or the Philippines, the system for recording title to the rights to explore, develop and mine natural resources is such that a title opinion provides only minimal comfort that the holder has title. In Vietnam, mining laws are in a state of flux, continuously being reviewed and updated, and the system is new and as yet untested.  If title to assets is challenged or impugned, the Company may not be able to explore, develop or operate its properties as permitted or enforce its rights with respect to the properties.

•
Political And Economic Instability In Vietnam Or The Philippines Could Make It More Difficult Or Impossible For the Company To Conduct Its Business Activities: The Company’s exploration, development and operation activities occur in Vietnam and Philippines and, as such, the Company may be affected by possible political or economic instability in those countries. The risks include, but are not limited to, terrorism, military repression, fluctuations in currency exchange rates and high rates of inflation. Changes in resource development or investment policies or shifts in political attitude in those countries may prevent or hinder the Company’s business activities and render our properties unprofitable by preventing or impeding future property exploration, development or mining.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, royalties and duties, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The laws on foreign investment and mining are still evolving in Vietnam and it is not known to where they will evolve. The effect of these factors cannot be accurately predicted. There may be risks in the Philippines including nationality restriction in the ownership of mining properties regarding the payment of permitting fees and obtaining the free, prior and informed consent of affected indigenous peoples.

Olympus Pacific Minerals Inc.

Vietnamese tax laws are open to interpretation and, in respect to mining locations, there are no clear precedents. Management considers the company has made adequate provision for liabilities to the Vietnamese Government based on correspondence with the Vietnamese authorities and external advice received, there is however a risk that additional payments will be levied on the Company.

•
Exchange Rate And Interest Rate Fluctuations May Increase The Company’s Costs: The profitability of the Company may decrease when affected by fluctuations in the foreign currency exchange rates between the Canadian Dollars, Australian dollars, US Dollars and Vietnamese Dongs.  Exchange rate fluctuations affect the costs in Canadian dollar terms the Company incurs in its exploration and development activities. For example, the appreciation of the US dollar against the Canadian dollar would increase costs in Canadian dollar terms.   The Company does not currently take any steps to hedge against currency fluctuations.    In the event of interest rates rising, the liabilities of the Company that are tied to market interest rates would increase the Company’s borrowing costs.

•
Our Stock Price Could Be Volatile:  The market price of the common shares, like that of the common shares of many other natural resource companies, has been and is likely to remain volatile.  Results of exploration activities, the price of gold and silver, future operating results, changes in estimates of the Company’s performance by securities analysts, market conditions for natural resource shares in general, and other factors beyond the control of the Company, could cause a significant decline on the market price of common shares.

•
The Company Stock Will Be A Penny Stock Which Imposes Significant Restrictions On Broker-Dealers Recommending The Stock For Purchase: Securities and Exchange Commission (SEC) regulations define "penny stock" to include common stock that has a market price of less than $5.00 per share, subject to certain exceptions. These regulations include the following requirements: broker-dealers must deliver, prior to the transaction, a disclosure schedule prepared by the SEC relating to the penny stock market; broker-dealers must disclose the commissions payable to the broker-dealer and its registered representative; broker-dealers must disclose current quotations for the securities; if a broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealers presumed control over the market; and a broker-dealer must furnish its customers with monthly statements disclosing recent price information for all penny stocks held in the customer’s account and information on the limited market in penny stocks. Additional sales practice requirements are imposed on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser’s written consent to the transaction prior to sale. If our Shares become subject to these penny stock rules these disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Shares, if such trading market should ever develop.  Accordingly, this may result in a lack of liquidity in the Shares and investors may be unable to sell their Shares at prices considered reasonable by them.

•
The Company Does Not Plan To Pay Any Dividends In The Foreseeable Future:  The Company has not paid a dividend in the past and it is unlikely that the Company will declare or pay a dividend until warranted based on the factors outlined below.  The declaration, amount and date of distribution of any dividends in the future will be decided by the Board of Directors from time-to-time, based upon, and subject to, the Company’s earnings, financial requirements and other conditions prevailing at the time.

•
Shareholders Could Suffer Dilution Of The Value Of Their Investment If The Company Issue Additional Shares: There are a number of outstanding securities and agreements pursuant to which common shares may be issued in the future. If these shares are issued, this will result in further dilution to the Company’s shareholders.

•	In The Event That Key Employees Leave The Company, The Company Would Be Harmed Since It Is Heavily Dependent Upon Them For All Aspects Of The Companies Activities: The

Olympus Pacific Minerals Inc.

Company is dependent on key employees and contractors, and on a relatively small number of key directors and officers, the loss of any of whom could have, in the short-term, a negative impact on the Company’s ability to conduct its activities and could cause a decline in profitability of the properties or additional costs from a delay in development or exploration of properties.  The Company has consulting agreements with the Chairman and Chief Executive Officer, Chief Financial Officer, Corporate Secretary, President, VP Explorations, Chief Operating Officer and VP Finance Vietnam.

•
Management May Be Subject To Conflicts Of Interest Due To Their Affiliations With Other Resource Companies:  Because some of the Company directors and officers have private mining interests and also serve as officers and/or directors of other public mining companies, their personal interests are continually in conflict with the interests of the Company. Situations may arise where these persons are presented with mining opportunities, which may be desirable for the Company, as well as other companies in which they have an interest, to pursue. If the Company is unable to pursue such opportunities because of our officers’ and directors’ conflicts, this would reduce the Company’s opportunities to increase our future profitability and revenues.   In addition to competition for suitable mining opportunities, the Company competes with these other companies for investment capital, and technical resources, including consulting geologists, metallurgist engineers and others. Similarly, if the Company is unable to obtain necessary investment capital and technical resources because of our officers’ and directors’ conflicts, the Company would not be able to obtain potential profitable properties or interests and reduce the Company’s opportunities to increase our future revenues and income.    Such conflict of interests are permitted under Canadian regulations and will continue to subject the Company to the continuing risk that it may be unable to acquire certain mining opportunities, investment capital and the necessary technical resources because of competing personal interests of some of our officers and directors.

•
Future Sales Of Common Shares By Existing Shareholders Could Decrease The Trading Price Of The Common Shares:  Sales of large quantities of the common shares in the public markets or the potential of such sales could decrease the trading price of the common shares and could impair the Company’s ability to raise capital through future sales of common shares.

•
The Company Used A Pre-Feasibility Study And Did Not Complete A Feasibility Study Before Making Its Decision To Place The Bong Mieu Central Gold Mine (VN220) Into Production:  The economic feasibility of the mining properties is based upon a number of factors, including estimations of reserves and mineralized material, extraction and process recoveries, engineering, capital and operating costs, future production rates and future prices of gold, and other precious metals that the Company may attempt to mine in the future.  It is customary for a company to prepare a feasibility study on a property before making the decision to place the property into production.  A feasibility study is a detailed report assessing the feasibility, economics and engineering of placing a mineral deposit into commercial production.  However, the Company did not have a feasibility study prepared before making its decision to place the Bong Mieu Central Gold Mine (VN220) into production.  Instead, the Company prepared a pre-feasibility study, which is a less comprehensive report. Pre-feasibility studies can underestimate a project’s capital and operating costs, while at the same time overestimating the amount of reserves, grade recovery from processing and mineralization.  Accordingly, as the Company attempts to scale up the Bong Mieu Central Gold Mine (VN220) to full production, it may learn that it has underestimated the amount of capital it will need and the costs involved in mining the deposit, as well as other issues such as grade recovery and throughput affecting the project’s profitability.  Had the Company prepared a full feasibility study, rather than just a pre-feasibility report, it is possible that the Company might have determined that the economics of the project were unfavorable and decided not to place the mine into production.

•
The Company Conducted Only Limited Drilling On Its Bong Mieu Property So Its Decision To Place The Bong Mieu Central Gold Mine (VN220)  Into Production May Have Been Based Upon Incomplete Information:  The Company conducted a limited amount of drilling before making its decision to place the Bong Mieu Central Gold Mine (VN220)  Mine into production.  As a result, the Company’s estimates of the mineralized material and reserves on the property, which

Olympus Pacific Minerals Inc.

played a large role in the Company’s production decision, may not be accurate.  Furthermore, the Company’s determination of the character, location, size and accessibility of the mineralized material may have been based upon incomplete data, rendering its conclusions potentially inaccurate about the commerciality of the property.

The Company is currently evaluating its funding options to further explore the property in order to increase the known reserves and discover additional mineralization.  However, in the current economic climate, the Company may be unable to raise the necessary funding.  Accordingly, it may be unable to undertake the additional exploration it wants to conduct on the property, limiting its ability to continue the exploration and development of the property.

•
Because The Company’s Testing Of Its Mining Process At The Bong Mieu Central Gold Mine (VN220) Was Limited To Small Pilot Plant And Bench Scale Testing, It May Be Unable To Obtain The Expected Metallurgical Recoveries When It Scales Up Its Operations, Rendering The Project Unprofitable:  Before the Company placed the Bong Mieu Central Gold Mine (VN220) into production, it built a pilot plant and conducted bench scale testing.  A pilot plant is a small-scale mill in which representative tonnages of ore can be tested under conditions which foreshadow or imitate those of the full-scale operation proposed for a given ore.  Although a pilot plant can provide information on mining the deposit, very frequently a company will have difficulty duplicating the results from the pilot plant and bench scale testing when scaling the project up to a production level, which has been the case to date with the Company’s operations at the Bong Mieu Central Gold Mine (VN220).   The mine commenced limited operations in 2006, pouring its first gold bar in March 2006.  At that time, it was determined that the mining process had to be reconfigured.  Consequently, the Company has taken steps to modify its mining process, causing the Company not to meet its planned production goals.  The current ore throughput at the mine is approximately 500 tonnes per day.  The Company’s original estimates of future cash operating costs at the mine, which were based largely on the Company’s pilot plant and bench scale testing, have been increased to reflect the above factors.

Since the Bong Mieu Central Gold Mine (VN220), as well as the Company’s other property interests, have no significant operating histories, estimates of mineralized material and reserves, mining and process recoveries and operating costs must be based, in addition to the information received from the pilot plant and bench scale testing, to a large extent upon the interpretation of geologic data obtained from drill holes, and upon scoping and feasibility estimates that derive forecasts of operating costs from anticipated tonnages and grades of mineralized material and reserves to be mined and processed, the configuration of the mineralized deposits, expected recovery rates of minerals, comparable facility and equipment costs, and climatic conditions and other factors. Commonly in new projects, such as the Bong Mieu Central Gold Mine (VN220), actual construction costs, operating costs and economic returns differ materially from those initially estimated.  The Company cannot be certain that the Bong Mieu Central Gold Mine (VN220) will ever achieve the production levels forecasted, that the expected operating cost levels will be achieved, or that funding will be available from internal and external sources in necessary amounts or on acceptable terms to continue the necessary development work. Failure to achieve the Company’s production forecasts would negatively affect the Company’s revenues, profits and cash flows.  Accordingly, if the Bong Mieu Central Gold Mine (VN220), or any of the Company’s other properties, cannot be developed within the time frames or at the costs anticipated, or that any forecasted operating results can be achieved, the projects could possibly be rendered unprofitable.

Forward Looking Information

This report contains certain forward-looking statements relating to, but not limited to, the Company’s expectations, estimates, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “budget”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include, but are not limited to, reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that are inherently subject to a number of business and economic risks and uncertainties and contingencies.   Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any forward-looking statement.  These risks, uncertainties and other factors include, but are not limited to, the following: failure to

Olympus Pacific Minerals Inc.

establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in national and local government legislation, taxation or regulations, political or economic developments, inflation, changes in currency exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. All forward-looking statements in this interim report are qualified by these cautionary statements.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company disclaims any intention or obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by applicable laws.